

FOR IMMEDIATE RELEASE **TSX: CTI OTCBB: CHKT**

CHEMOKINE THERAPEUTICS ACQUIRES CERTAIN ASSETS OF GLOBE LABORATORIES INC.

Vancouver, BC (January 9, 2007) – Chemokine Therapeutics Corp. (the "Company") (TSX:CTI, OTCBB:CHKT), a biotechnology company developing chemokine-based therapies to treat cancer, blood disorders, and vascular diseases, is pleased to announce that Chemokine Therapeutics (B.C.) Corp. ("CTBCC"), a wholly-owned subsidiary of Chemokine Therapeutics Corp. and Globe Laboratories Inc. ("Globe") have entered into a definitive agreement wherein Globe, agreed to sell certain assets (consisting mainly of laboratory equipment and leasehold improvements) to CTBCC for consideration of CD$375,935 based on the fair market value of these assets as determined by an independent appraisal, and to cease all future research and development services by Globe to the Company.

The acquisition of the assets and the termination of the development agreement with Globe were initiated by the Company because management believes that it is in the best interests of the Company to concentrate its research and development in-house through its wholly-owned subsidiary, CTBCC.

The Company, under a development agreement dated January 1, 2003 had engaged Globe to carry out the Company's chemokine-based research work on a contracted operating cost basis plus a 2% margin. Globe is controlled by Dr. Hassan Salari and his family. Dr. Salari is also the Company's President and Chief Executive Officer. Pursuant to this development agreement between the Company and Globe, all proprietary interest, including all patent rights, trademarks, copyright, trade secrets, and confidential information of the research conducted by Globe on our products is the exclusive property of the Company.

The Company did not incur any early termination obligations by terminating its research. CTBCC and Globe also entered into a definitive agreement which provided for Globe's assignment of a partial sublease in respect of approximately 5400 square feet of laboratory space located at the University of British Columbia to CTBCC.

In accordance with the terms of the agreement between the Company, CTBCC and Globe, CTBCC has hired the majority of the former employees of Globe.

"The purchase of Globe Laboratories Inc. assets and acquisition of key staff will allow us to have direct control and management of the Company's R & D activities", said Mr. Walter Korz, V.P., Drug Development at Chemokine Therapeutics. "This will also help the Company to build on its core competencies."

About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)
Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation, and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development.

For further information contact:
Chemokine Therapeutics Corp.
Mr. Don Evans
Director of Public Relations
Phone: (604) 822-0305 or 1-888-822-0305
Fax: (604) 822-0302
E-mail: devans@chemokine.net
Internet: www.chemokine.net